Exhibit (a)(6)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN FILES NOTICE OF CHANGE TO DIRECTORS’ CIRCULARS
- Recommends Acceptance Of Revised Canadian Oil Sands Offer, Rejection Of Revised Petro-Canada
Offer And Canadian Superior Offer -
CALGARY, AB, July 5th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ: CSPLF)(TSX: CSW) today announced that Canada Southern expects to file amendments to the Directors’ Circulars dated May 25th, 2006 and June 26th, 2006 recommending that shareholders accept the revised offer from a wholly owned subsidiary of Canadian Oil Sands Trust (TSX: COS.UN) to purchase all of the outstanding common shares of Canada Southern for US$11.10 per share, all cash, and reject the revised Petro-Canada (NYSE: PCZ) (TSX: PCA) offer and the Canadian Superior Energy Inc. (TSX and AMEX: SNG) offer.
Reasons for the recommendations, including the fact that the consideration offered pursuant to the revised Canadian Oil Sands offer is superior, from a financial point of view, to the consideration offered pursuant to the other offers, will be contained within the Notice of Change to the Directors’ Circulars that is expected to be filed later today with Canadian and U.S. securities regulators. Shareholders are urged to read the Notice of Change to the Directors’ Circulars in its entirety.
The Notice of Change will be available on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and will be filed as an exhibit to the separate Solicitation/Recommendation Statements on Schedule 14D-9 filed with the US Securities and Exchange Commission (SEC), and is available free of charge at www.sec.gov. Copies of the Notice of Change to the Directors’ Circulars are being mailed to all Canada Southern shareholders.
Shareholders are urged to read the amended Solicitation/Recommendation Statements on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the amended Solicitation/Recommendation Statements on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
How to Withdraw Shares from the Petro-Canada or Canadian Superior Offers
Shareholders who have questions or who may have already tendered their shares to either the revised Petro-Canada offer or the Canadian Superior offer and wish to withdraw them, may do so by contacting The Proxy Advisory Group, LLC the information agent retained by Canada Southern, toll free at:
Canada or the United States toll-free: 1-866-678-1770
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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For further information, please contact:

Media	Investors
Josh Pekarsky
Longview Communications Inc.	The Proxy Advisory Group, LLC
(604) 694-6030	Toll free: (866) 678-1770

David Ryan
Longview Communications Inc.
(604) 694-6031